UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press Release

Exhibit 99.2 – Agreement and Plan of Merger, dated as of May 19, 2014, among Engadin Parent Limited, Engadin Merger Limited and Charm Communications Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: May 19, 2014

Exhibit 99.1

Charm Enters Definitive Agreement for Going Private Transaction

BEIJING, May 19, 2014 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that it has entered into an Agreement and Plan of Merger, dated May 19, 2014 (the “Merger Agreement”), with Engadin Parent Limited (“Parent”) and Engadin Merger Limited (“Merger Sub”), pursuant to which Parent will acquire Charm (the “Transaction”) at a price of US$4.70 in cash per American Depositary Share of the Company (“ADS”, each ADS representing two Class A ordinary shares of the Company), or US$2.35 in cash per Class A ordinary share of the Company, and US$2.35 in cash per Class B ordinary share of the Company. This represents a 14.3% premium over the Company’s 30 trading day volume-weighted average price of $4.11 per ADS as quoted by NASDAQ on September 27, 2013, the last trading day prior to the Company’s announcement on September 30, 2013 that it had received a “going private” proposal.

Immediately after the completion of the Transaction, Parent will be beneficially owned by He Dang, the chairman of the board of directors (the “Founder”) and certain of his affiliates including Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder (“Merry Circle”) and Honour Idea Limited, a British Virgin Islands company owned by the Founder (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and an investment fund affiliated with CMC Capital Partners HK Limited (the “Sponsor” and, collectively with Founder and Founder Shareholders, the “Consortium”). The Consortium collectively beneficially owns approximately 55.3% of the outstanding shares of the Company (excluding outstanding options of the Company) and intends to fund the Transaction, including the acquisition of ADSs and ordinary shares of the Company not already owned by the Consortium, through a combination of proceeds from a loan facility in the amount of US$60,000,000 from Bank of China Limited, London Branch, equity financing to be provided by the Sponsor and available cash of the Company and its subsidiaries. In connection with the Merger Agreement, the Founder and the Founder Shareholders also have entered into a rollover and support agreement with Parent and Merger Sub and have agreed, among other things, to vote all of their ordinary shares (including those represented by ADSs) in favor of the authorization and approval of the Merger Agreement and the Transaction.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the merger the Company will become a wholly-owned subsidiary of Parent and each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (including ordinary shares represented by ADSs) will be converted into the right to receive US$2.35 in cash, without interest, except for the ordinary shares (including ordinary shares represented by ADSs): (i) beneficially owned by the Founder Shareholders, which will be cancelled without receiving any consideration in the merger, (ii) beneficially owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and (iii) owned by holders of such ordinary shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee of Independent Directors formed by the Board of Directors, approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of directors unrelated to any of Parent, Merger Sub, the Consortium or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Transaction, which is currently expected to close before the end of the third quarter 2014, is subject to various closing conditions, including a condition that the Merger Agreement and the Transaction be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the voting power of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Transaction (“Shareholder Approval”). If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

China Renaissance Securities (Hong Kong) Limited is serving as financial advisor to the Special Committee. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. Davis Polk & Wardwell LLP is serving as U.S. legal advisor to China Renaissance Securities (Hong Kong) Limited.

Simpson Thacher & Bartlett is serving as U.S. legal advisor to the Consortium and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Consortium. Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to the Sponsor. DLA Piper is serving as legal advisor to Bank of China Limited, London Branch.

Go-Shop Period

The Company is permitted to initiate, solicit and encourage any alternative acquisition proposals from third parties, and to provide non-public information to and engage in discussions or negotiations with third parties with respect to alternative acquisition proposals, during a 30-day period following the execution of the Merger Agreement (the “Go-Shop Period”). Immediately upon the expiration of the Go-Shop Period, the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals.

Notwithstanding the limitations applicable after the expiration of the Go-Shop Period, prior to the receipt of Shareholder Approval, the Company may under certain circumstances provide information to third parties with respect to unsolicited alternative acquisition proposals and, if the Special Committee determines, among other things, that any acquisition proposal constitutes or is reasonably likely to result in a superior proposal under the Merger Agreement, participate in discussions or negotiations with the third party that submitted the superior proposal.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include the Merger Agreement related to the Transaction. All parties desiring details regarding the Transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transaction proceed.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1-616-551-9714

Email: chrm@ogilvy.com

Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of May 19, 2014

among

Engadin Parent Limited,

Engadin Merger Limited

and

Charm Communications Inc.

iii

Appendix 1	Plan of Merger

iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 19, 2014 is by and among Engadin Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Engadin Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Charm Communications Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Certain capitalized terms used in this Agreement are used as defined in Section 1.1.

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Cayman Companies Law and becoming a direct wholly owned Subsidiary of Parent as a result of the Merger, and have approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the Cayman Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board (the “Independent Committee”), has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and the Cayman Plan of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Cayman Plan of Merger and consummation of the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement, the Cayman Plan of Merger and the Merger by the shareholders of the Company;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, members of the Consortium and CMC Capital Partners, L.P. (the “Equity Provider”) (each, a “Guarantor” and collectively, the “Guarantors”) are entering into a limited guaranty in favor of the Company (each, a “Limited Guaranty” and collectively, the “Limited Guaranties”) to guarantee the due and punctual performance and discharge of certain obligations of Parent and Merger Sub under this Agreement; and

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

Definitions

Section 1.1. Definitions.

“7.2 Notice” has the meaning ascribed to it under Section 7.2(d) of this Agreement.

“Acceptable Confidentiality Agreement” has the meaning ascribed to it under Section 7.2(a) of this Agreement.

“Acquisition Proposal” has the meaning ascribed to it under Section 7.2(b) of this Agreement.

“Action” has the meaning ascribed to it under Section 4.9 of this Agreement.

“ADSs” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and (ii) with respect to any natural Person, any member of the immediate family of such natural Person, provided that any Person under the control of a natural Person shall be deemed to be an Affiliate of any Person under the control of an Affiliate of such natural Person. For purposes of this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, and for the avoidance of doubt, prior to the Closing, the Company and its Subsidiaries shall not be deemed Affiliates of Parent, Merger Sub or any of their respective officers, directors or direct or indirect shareholders.

“Alternative Acquisition Agreement” has the meaning ascribed to it under Section 7.2(c) of this Agreement.

“Alternative Financing” has the meaning ascribed to it under Section 6.4(a) of this Agreement.

“Alternative Financing Agreement” has the meaning ascribed to it under Section 6.4(a) of this Agreement.

“Articles of Association” has the meaning ascribed to it under Section 2.5 of this Agreement.

“Audit Date” has the meaning ascribed to it under Section 4.5 of this Agreement.

“Bankruptcy and Equity Exception” has the meaning ascribed to it under Section 4.3(a) of this Agreement.

“Beijing Charm” means Beijing Charm Culture Co., Ltd.

“beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Beijing, China.

“Buyer Group Contracts” has the meaning ascribed it under Section 5.12.

“Buyer Group Parties” has the meaning ascribed it under Section 5.12.

“Capitalization Date” has the meaning ascribed to it under Section 4.2(a) of this Agreement.

“Cayman Companies Law” has the meaning ascribed to it under Section 2.1 of this Agreement.

“Cayman Plan of Merger” has the meaning ascribed to it under Section 2.2 of this Agreement.

“Certificates” has the meaning ascribed to it under Section 3.4 of this Agreement.

“Charm Media” means Charm Media Co., Ltd.

“Change of Recommendation” has the meaning ascribed to it under Section 7.2(c) of this Agreement.

“Claim” has the meaning ascribed to it under Section 7.6(b) of this Agreement.

“Class A Ordinary Share” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Class B Ordinary Share” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Closing” has the meaning ascribed to it under Section 2.3 of this Agreement.

“Closing Date” has the meaning ascribed to it under Section 2.3 of this Agreement.

“Company” has the meaning ascribed to it under the Recitals of this Agreement.

“Company Agreements” has the meaning ascribed to it under Section 4.7(b) of this Agreement.

“Company Benefit Plans” has the meaning ascribed to it under Section 4.11(a) of this Agreement.

“Company Board” has the meaning ascribed to it under the Recitals of this Agreement.

“Company Disclosure Schedule” has the meaning ascribed to it under ARTICLE IV of this Agreement.

“Company Financial Advisor” has the meaning ascribed to it under Section 4.22 of this Agreement.

“Company Intellectual Property” has the meaning ascribed to it under Section 4.17 of this Agreement.

“Company Option” has the meaning ascribed to it under Section 3.2(a) of this Agreement.

“Company Option Plans” has the meaning ascribed to it under Section 3.2(a) of this Agreement.

“Company Permits” has the meaning ascribed to it under Section 4.10(a) of this Agreement.

“Company Recommendation” has the meaning ascribed to it under Section 7.2(c) of this Agreement.

“Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

“Company Real Property” has the meaning ascribed to it under Section 4.8(e) of this Agreement.

“Company SEC Reports” has the meaning ascribed to it under Section 4.4(a) of this Agreement.

“Company Shareholders Meeting” has the meaning ascribed to it under Section 7.3(a) of this Agreement.

“Competing Transaction” means any transaction or series of transactions (other than the Merger, as contemplated by this Agreement) involving the Company or any of its Subsidiaries that constitute, or may reasonably be expected to lead to: (i) any scheme of arrangement, merger, consolidation, share exchange, business combination, liquidation, recapitalization, reorganization or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20 percent or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, mortgage, pledge, transfer, joint venture or other disposition of assets or businesses of the Company or its Subsidiaries that constitute or represent 20 percent or more of the Company’s consolidated assets, or to which 20 percent or more of the net revenue or net income of the Company on a consolidated basis are attributable; (iii) any sale, transfer or other disposition of 20 percent or more in voting power of the outstanding Shares or any other class of equity securities, or securities convertible into or exchangeable for any equity securities, of the Company or any of its Subsidiaries; (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of 20 percent or more in voting power of the outstanding Shares or any other class of equity securities, or securities convertible into or exchangeable for any equity securities, of the Company or any of its Subsidiaries; (v) any acquisition by any Person of 20 percent or more in voting power of the outstanding Shares or any other class of equity securities, or securities convertible into or exchangeable for any equity securities, of the Company or any of its Subsidiaries; or (vi) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, net income, net revenue or voting power of the outstanding Shares (or other class of equity securities, or securities convertible into or exchangeable for any equity securities) of the Company or any of its Subsidiaries involved, as the case may be, is 20 percent or more.

“Confidentiality Agreement” has the meaning ascribed to it under Section 6.3(b) of this Agreement.

“Consortium” means collectively, CMC Capital Partners HK Limited, Mr. He Dang, Merry Circle Trading Limited and Honour Idea Limited.

“Consortium Agreement” means the consortium agreement dated as of September 30, 2013 by and among each member of the Consortium, as amended or supplemented from time to time.

“Consortium Shares” means the Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or any member of the Consortium, but excluding the 1,075,000 ADSs beneficially owned by Mr. He Dang and Ms. Dan Dina Liu.

“Contract” has the meaning ascribed to it under Section 4.7(b) of this Agreement.

“Debt Financing” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Debt Financing Agreements” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Debt Financing Required Offshore Balance” has the meaning ascribed to it under Section 6.4(f) of this Agreement.

“Debt Financing Required Onshore Balance” has the meaning ascribed to it under Section 6.4(f) of this Agreement.

“Depository” has the meaning ascribed to it under Section 3.13 of this Agreement.

“Dispute” has the meaning ascribed to it under Section 10.4(b) of this Agreement.

“Dissenters Shares” has the meaning ascribed to it under Section 3.6 of this Agreement.

“Effective Time” has the meaning ascribed to it under Section 2.2 of this Agreement.

“Employees” has the meaning ascribed to it under Section 4.12(b) of this Agreement.

“Environmental Laws” has the meaning ascribed to it under Section 4.13(a) of this Agreement.

“Environmental Permits” has the meaning ascribed to it under Section 4.13(a) of this Agreement.

“Equity Financing” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Equity Pledge Agreements” means, collectively, the equity interest pledge agreement among Shidai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, the equity interest pledge agreement among Qinghai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, and the equity interest pledge agreement among Beijing Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai.

“Equity Provider” has the meaning ascribed to it under the Recitals of this Agreement.

“Exchange Act” has the meaning ascribed to it under Section 4.4(a) of this Agreement.

“Exchange Agent” has the meaning ascribed to it under Section 3.3(a) of this Agreement.

“Exchange Fund” has the meaning ascribed to it under Section 3.3(b) of this Agreement.

“Excluded Shares” means, collectively, (i) the Consortium Shares, (ii) Shares that are beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and (iii) Dissenters Shares.

“Expenses” has the meaning ascribed to it under Section 7.8 of this Agreement.

“Facility Agreement” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Financing” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Founder Shareholders” has the meaning ascribed to it under Section 5.2(a).

“GAAP” has the meaning ascribed to it under Section 4.4(b) of this Agreement.

“Governmental Antitrust Entity” has the meaning ascribed to it under Section 7.4(a) of this Agreement.

“Governmental Entity” has the meaning ascribed to it under Section 4.7(a) of this Agreement.

“Government Official” has the meaning ascribed to it under Section 4.10(b) of this Agreement.

“Guarantor” has the meaning ascribed to it under the Recitals of this Agreement.

“Hazardous Material” means any substance, material or waste which is regulated, classified or otherwise characterized as hazardous, toxic, pollutant, contaminant or words of similar meaning or regulatory effect by any Governmental Entity, and includes, without limitation, petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls.

“Holdco” means Engadin Holdings Limited.

“Indemnified Parties” has the meaning ascribed to it under Section 7.6(a) of this Agreement.

“Independent Committee” has the meaning ascribed to it under the Recitals of this Agreement.

“Intellectual Property” means (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, certification rights, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, the goodwill associated with the foregoing and registration in the PRC of, and applications in the PRC to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), in the PRC, all improvements thereto, and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in the PRC; (iii) all licenses (whether the Company is licensor or licensee) and other agreements relating to any Intellectual Property described in (i) or (ii); (iv) non-public information, trade secrets and confidential information and rights in the PRC to limit the use or disclosure thereof by any person; (v) writings and other works, whether copyrightable or not, in the PRC, and all registrations or applications for registration of copyrights in the PRC, and any renewals or extensions thereof; (vi) all mask works and all applications, registrations and renewals in connection therewith, in the PRC; (vii) all computer software (including data and related documentation); (viii) any similar intellectual property or proprietary rights; and (ix) all copies and tangible documentation thereof and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

“know” or “knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Schedule, and (ii) with respect to Parent and Merger Sub, the actual (but not constructive or imputed) knowledge of any officer or director of Parent.

“Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, Permits and Orders of any Governmental Entity.

“Leased Real Property” has the meaning ascribed to it under Section 4.8(b) of this Agreement.

“Lender” has the meaning ascribed to it under Section 5.4 of this Agreement.

“Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Limited Guaranty” has the meaning ascribed to it under the Recitals of this Agreement.

“Material Adverse Effect” means any fact, change, circumstance, development, condition, event, effect or occurrence that, individually or in the aggregate with all other facts, changes, circumstances, developments, conditions, events, effects and occurrences, would or would reasonably be expected to be materially adverse to the business, consolidated results of operations, assets, liabilities, properties or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following shall be taken into account in determining whether a Material Adverse Effect has occurred:

(i) changes generally affecting (A) the industry in which the Company and its Subsidiaries operate, (B) general business, economic or political conditions, or (C) the credit, financial or capital markets in the United States or the PRC, including changes in interest or exchange rates;

(ii) changes in Law or in generally accepted accounting principles or in accounting standards or the interpretation or enforcement thereof after the date of this Agreement;

(iii) the public announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby; or

(iv) to the extent arising out of or resulting from (A) acts of war (whether or not declared), sabotage, armed hostility or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage, armed hostility or terrorism, (B) pandemics, earthquakes, hurricanes, tornados or other natural disasters or other force majeure events, (C) (1) any action taken by the Company or its Subsidiaries that is required by this Agreement or (2) the failure by the Company or its Subsidiaries to take any action that is prohibited by this Agreement or (3) any action taken by the Company or its Subsidiaries or failure by the Company or its Subsidiaries to take any action with the advance written consent or at the written request of Parent or Merger Sub, (D) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the underlying cause of such decline in the market price or change in trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur), (E) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur), or (F) any breach of this Agreement by Parent or Merger Sub;

provided, further, however, that any fact, change, circumstance, development, condition, event, effect or occurrence referred to in clauses (i), (ii), (iv)(A) or (iv)(B) shall be taken into account for purposes of such clause only to the extent such any fact, change, circumstance, development, condition, event, effect or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry or geographic markets in which the Company and its Subsidiaries operate.

“Material Contracts” has the meaning ascribed to it under Section 4.15(a) of this Agreement.

“Maximum Premium” has the meaning ascribed to it under Section 7.6(c) of this Agreement.

“Merger” has the meaning ascribed to it under the Recitals of this Agreement.

“Merger Consideration” means the Per Share Merger Consideration and/or Per ADS Merger Consideration, as the context requires.

“Merger Sub” has the meaning ascribed to it under the Recitals of this Agreement.

“Merger Sub Board” has the meaning ascribed to it under Section 5.3(b) of this Agreement.

“Notice Period” has the meaning ascribed to it under Section 7.2(d) of this Agreement.

“Offshore Bank Designated Account” has the meaning ascribed to it under Section 6.4(f) of this Agreement.

“Onshore Bank Designated Account” has the meaning ascribed to it under Section 6.4(f) of this Agreement.

“Option Agreements” means, collectively, the option and cooperation agreement among Shidai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, the option and cooperation agreement among Qinghai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, and the option and cooperation agreement among Beijing Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai.

“Owned Real Property” has the meaning ascribed to it under Section 4.8(a) of this Agreement.

“Order” has the meaning ascribed to it under Section 4.9 of this Agreement.

“Parent” has the meaning ascribed to it under the Recitals of this Agreement.

“Parent Board” has the meaning ascribed to it under Section 5.3(b) of this Agreement.

“Parent Related Party” means Parent, Merger Sub, the Equity Provider, the parties to the Equity Commitment Letter and the Rollover Agreement, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

“Parent Termination Fee” has the meaning ascribed to it under Section 9.5(c) of this Agreement.

“Per ADS Merger Consideration” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Per Share Merger Consideration” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Permitted Liens” means (i) Liens for Taxes, assessments and other charges or levies by Governmental Entities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that is being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar restrictions which, individually or in the aggregate, do not and would not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens (x) securing indebtedness or liabilities that are reflected in the Company SEC Reports filed with the SEC prior to the date hereof; (y) incurred in the ordinary course of business since the date of the most recent Annual Report on Form 20-F filed with the SEC by the Company that have been disclosed to Parent in writing as of the date of this Agreement, or (z) securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing as of the date of this Agreement; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or use of such real property which they encumber; (x) minor encroachments including but not limited to foundations and retaining walls, (xi) standard survey and title exceptions and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement, Hong Kong, Macau and Taiwan.

“PRC Subsidiaries” has the meaning ascribed to it under Section 4.18(a) of this Agreement.

“Proxy Statement” has the meaning ascribed to it under Section 4.7(a) of this Agreement.

“Qinghai Charm” means Qinghai Charm Advertising Co., Ltd.

“Real Property Leases” has the meaning ascribed to it under Section 4.8(b) of this Agreement.

“Record Date” has the meaning ascribed to it under Section 7.3(c) of this Agreement.

“Record ADS Holders” has the meaning ascribed to it under Section 7.3(c) of this Agreement.

“Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries.

“Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under or taken pursuant to any Environmental Law, or voluntarily undertaken to (A) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable party into compliance with any Environmental Law.

“Representative” has the meaning ascribed to it under of this Agreement.

“Required Company Vote” has the meaning ascribed to it under Section 4.3(b) of this Agreement.

“Rollover Agreement” means the Rollover and Support Agreement, dated as of the date hereof, by and among Holdco, Parent and certain of the Founder Shareholders.

“SAFE” has the meaning ascribed to it under Section 4.10(b) of this Agreement.

“SAFE Rules and Regulations” has the meaning ascribed to it under Section 4.10(f) of this Agreement.

“Schedule 13E-3” has the meaning ascribed to it under Section 4.4(f) of this Agreement.

“SEC” has the meaning ascribed to it under ARTICLE IV of this Agreement.

“Share” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Shares” has the meaning ascribed to it under Section 3.1(b) of this Agreement.

“Shidai Charm” means Shidai Charm Advertising Co., Ltd.

“Solicitation Period End Date” has the meaning ascribed to it under Section 7.2(a) of this Agreement.

“Subsidiary” means, when used with reference to any entity, any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or (iii) of which such person controls through VIE Contracts. For the avoidance of doubt, Subsidiaries of the Company shall include the VIEs and the Subsidiaries of each of the VIEs.

“Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Transaction that (i) provides for the payment of net cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration and net cash consideration per ADS to holders thereof that is in excess of the Per ADS Merger Consideration, and (ii) the Company Board reasonably determines (upon recommendation of the Independent Committee), in its good faith judgment, after having received the advice of its financial advisor and outside legal counsel, and taking into account all legal, financial and regulatory aspects of such offer or proposal (including the likelihood and timing of the consummation thereof based upon, among other things, the availability of financing and the expectation of obtaining required approvals), the identity of the Person or group making the offer or proposal, the ownership of Shares by members of the Consortium, and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal or otherwise, to be (a) more favorable, including from a financial point of view, to the shareholders of the Company than the Merger and (b) reasonably likely to be consummated. For purposes of the definition of “Superior Proposal”, each reference to “20 percent” in the definition of “Competing Transaction” shall be replaced with “50 percent.”

“Surviving Corporation” has the meaning ascribed to it under Section 2.1 of this Agreement.

“Takeover Statute” has the meaning ascribed to it under Section 4.20 of this Agreement.

“Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, with respect to Taxes.

“Taxes” includes all forms of taxation, whenever created or imposed, by a local, municipal, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes including all interest, penalties and additions imposed with respect to such amounts.

“Termination Date” has the meaning ascribed to it under Section 9.2(a) of this Agreement.

“Termination Fee” has the meaning ascribed to it under Section 9.5(b) of this Agreement.

“Uncertificated Shares” has the meaning ascribed to it under Section 3.4 of this Agreement.

“Unvested Company Option” has the meaning ascribed to it under Section 3.2(a) of this Agreement.

“Vested Company Option” has the meaning ascribed to it under Section 3.2(a) of this Agreement.

“VIE Contracts” means the following agreements:

(i) The trademark, trade name and domain name license agreement among Shidai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, the trademark, trade name and domain name license agreement among Qinghai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, and the trademark, trade name and domain name license agreement among Beijing Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai;

(ii) The exclusive technology support agreement among Shidai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, the exclusive technology support agreement among Qinghai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, and the exclusive technology support agreement among Beijing Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai;

(iii) the Equity Pledge Agreements;

(iv) the Option Agreements;

(v) The voting rights agreement among Shidai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, the voting rights agreement among Qinghai Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai, and the voting rights agreement among Beijing Charm, WFOE, Mr. He Dang and Ms. Qingmei Bai;

(vi) The powers of attorney executed by each of Mr. He Dang and Ms. Qingmei Bai to WFOE; and

(vii) The powers of attorney executed by each of the VIEs to WFOE.

“VIEs” means, collectively, Shidai Charm, Qinghai Charm and Beijing Charm.

“WFOE” means Nanning Jetlong Technology Co., Ltd.

“Wholly Owned Subsidiaries” has the meaning ascribed to it under Section 4.2(b) of this Agreement.

ARTICLE II

The Merger

Section 2.1. The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving company (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

Section 2.2. Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on the Closing Date. The Merger shall become effective upon such filing or at such time thereafter within 90 days of the date of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands as the parties shall agree, acting in their sole discretion, and as shall be provided in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 2.3. Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Hong Kong time), on the third Business Day immediately after satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) unless another date or time is agreed in writing by Parent and the Company (such date being the “Closing Date”), at the offices of Simpson Thacher & Bartlett, ICBC Tower 35th Floor, 3 Garden Road, Hong Kong or another place agreed in writing by Parent and the Company.

Section 2.4. Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.5. Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (“Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum of association shall be amended to read as follows: “The name of the corporation is Charm Communications Inc.”, the Articles of Association shall refer to the name of the Surviving Corporation as “Charm Communications Inc.”

Section 2.6. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

Section 2.7. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.

ARTICLE III

CANCELLATION AND CONVERSION OF SECURITIES

Section 3.1. Cancellation and Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any other shareholders of the Company:

(a) Securities of Merger Sub. Each ordinary share, par value US$0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value US$0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

(b) Merger Consideration. Each Class A ordinary share, par value US$0.0001 per share, of the Company (each a “Class A Ordinary Share”) issued and outstanding immediately prior to the Effective Time (including Class A Ordinary Shares represented by American Depository Shares, each representing two Class A Ordinary Shares (the “ADSs”)) and each Class B ordinary share, par value $0.0001 per share, of the Company (each a “Class B Ordinary Share”) issued and outstanding immediately prior to the Effective Time (individually, a “Share” and, collectively, the “Shares”), other than the Excluded Shares, shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.35 per Share without interest (the “Per Share Merger Consideration”). As each ADS represents two Class A Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$4.70 per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. As of the Effective Time, all of the Shares, including Shares represented by ADSs, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 3.6.

(c) Cancellation of Shares. Each of the Excluded Shares (other than the Dissenters Shares) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered. In the event that monies due to holders of Dissenters Shares and shareholders of the Company who are untraceable exceed $2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate bank account for the benefit of holders of Dissenters Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenters Shares and shareholders of the Company who are untraceable who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.

(e) Certain Adjustments. Notwithstanding any provision of this ARTICLE III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Per Share Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 3.2. Treatment of Company Options. As soon as practicable following the date of this Agreement, the Company (or, as applicable, the Company Board or the Compensation Committee of the Company Board) shall take such action as may be reasonably necessary (including using its reasonable efforts to obtain any applicable consents and/or amendments) to effect the following provisions of this Section 3.2. The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares, other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 3.2) to any Person pursuant to or in settlement of Company Options.

(a) As of the Effective Time, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2008 Share Incentive Plan and the Company’s 2011 Share Incentive Plan (collectively the “Company Option Plans”) that is then outstanding, vested (including any Company Options that will vest upon the consummation of the Merger pursuant to the terms of the applicable award agreements, if any) and unexercised (a “Vested Company Option”) shall be cancelled in consideration for the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share issuable under such Vested Company Option. As of the Effective Time, each Company Option that is then outstanding and unvested (an “Unvested Company Option”) shall be cancelled, provided, however, that each Unvested Company Option issued pursuant to the Company’s 2008 Share Incentive Plan shall be deemed to have vested immediately prior to the Effective Time and shall be cancelled in exchange for the right to receive cash on the terms and conditions set forth in the first sentence of this Section 3.2(a).

(b) As provided herein, unless otherwise determined by Parent, each of the Company Option Plans shall terminate as of the Effective Time.

Section 3.3. Exchange Fund.

(a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, with the Company’s prior approval (such approval not to be unreasonably withheld), to act as exchange agent hereunder for the purpose of cancelling the Shares and the Vested Company Options in consideration of the Merger Consideration (the “Exchange Agent”).

(b) Concurrently with the funding of the Financing (and/or the Alternative Financing, if applicable), Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares and Vested Company Options, an amount in cash sufficient to make payments under Section 3.1(b), Section 3.2 and Section 3.6 (in the case of payments under Section 3.6, an amount equal to the number of Dissenters Shares multiplied by the Per Share Merger Consideration). Any cash deposited with the Exchange Agent pursuant to this Section 3.3(b) shall hereinafter be referred to as the “Exchange Fund.” Any amounts in the Exchange Fund in excess of the aggregate amounts payable under ARTICLE III shall be returned to Parent in accordance with Section 3.7.

Section 3.4. Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five Business Days thereafter in the case of registered holders and (y) three Business Days thereafter in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Exchange Agent to mail or the Depository Trust Company to deliver, as applicable, to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands-incorporated company specifying how the delivery of the Exchange Fund to registered holders of the Shares shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing Shares (the “Certificates”) (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.10) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit and indemnity of loss in lieu of the Certificate as provided in Section 3.10) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each registered holder of Shares represented by such Certificate and each registered holder of Shares which are not represented by a Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Certificate as provided in Section 3.10) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration and the Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs (other than ADSs representing the Excluded Shares). The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer or other Taxes have been paid or are not applicable.

Section 3.5. Transfer Books; No Further Ownership Rights. The Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender of Certificates or for Uncertificated Shares in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.6, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III.

Section 3.6. Dissenting Shares. No Person who has validly exercised such Person’s dissenting rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person (“Dissenters Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s dissenting rights under the Cayman Companies Law. If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, dissenting rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Shares shall cease to be Dissenters Shares. Each Dissenters Share shall be cancelled at the Effective Time and holders of Dissenters Shares shall not be entitled to receive the Per Share Merger Consideration with respect to their Shares and shall instead be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to their Shares; provided, however, that all Dissenters Shares held by shareholders who shall have failed to perfect or have effectively withdrawn or lost their dissenting rights under the Cayman Companies Law shall cease to be Dissenters Shares and shall be deemed to have been cancelled in consideration for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 3.1(b). The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of dissent and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Law within two days of obtaining the Required Company Vote at the Company Shareholders Meeting.

Section 3.7. Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Shares for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Shares who has not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Per Share Merger Consideration exchangeable for such Shares to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of Shares at such time as time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.8. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.9. Investment of the Exchange Funds. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-l or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(b), Section 3.2 and Section 3.6 (in the case of payments under Section 3.6, an amount equal to the number of Dissenters Shares multiplied by the Per Share Merger Consideration) shall be returned to the Surviving Corporation in accordance with Section 3.7. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Section 3.1(b), Section 3.2 and Section 3.6 (in the case of payments under Section 3.6, an amount equal to the number of Dissenters Shares multiplied by the Per Share Merger Consideration), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 3.1(b), Section 3.2 and Section 3.6 (in the case of payments under Section 3.6, an amount equal to the number of Dissenters Shares multiplied by the Per Share Merger Consideration).

Section 3.10. Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

Section 3.11. Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Government Authority by the Surviving Corporation, Parent or Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Options in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Section 3.12. Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 3.13. Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide a notice to JPMorgan Chase Bank, N.A. (the “Depository”) to terminate the deposit agreement dated May 10, 2010 between the Company and the Depository (the “Deposit Agreement”) in accordance with its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, except as (A) disclosed in the Company SEC Reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) prior to the date hereof (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the Company SEC Reports which are cautionary, predictive or forward-looking in nature and only to the extent reasonably apparent in the Company SEC Reports that such disclosed item is an event, item or occurrence that would otherwise constitute a breach of a representation or warranty set forth in this Article IV, other than any representation or warranty set forth in Section 4.2 or Section 4.6, which shall not be qualified by any disclosure made in the Company SEC Reports) or (B) set forth in the corresponding section of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) that specifically relates to a specified section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1. Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted and proposed by the Company to be conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 4.1 of the Company Disclosure Schedule sets forth a true and complete list of (i) all Subsidiaries of the Company identifying the jurisdiction of incorporation or organization of each of such Subsidiary, the percentage of the outstanding share capital or other equity interest of, or other interest in, each such Subsidiary or held by the Company and each of its other Subsidiaries, and (ii) the Company’s interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 4.1 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, or otherwise control, any corporation, partnership, joint venture or other business association or entity.

(c) Accurate and complete copies of the memorandum and articles of association or equivalent organizational documents, as in effect as of the date of this Agreement, of the Company and each of its Subsidiaries, have been publicly filed by the Company as part of the Company SEC Reports, or have been furnished or otherwise made available to Parent. All such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents, as applicable.

Section 4.2. Capitalization of the Company and Its Subsidiaries.

(a) The authorized share capital of the Company consists of 205,000,000 Shares of par value of US$0.0001 comprising of (A) 122,500,000 Class A ordinary shares and (B) 82,500,000 Class B ordinary shares. As of April 30, 2014 (the “Capitalization Date”), (i) 19,100,545 Class A ordinary shares were issued and outstanding, (ii) 62,500,000 Class B ordinary shares were issued and outstanding, (iii) 1,030,799 Shares were reserved for issuance upon exercise of the Company Options, and (iv) no Shares are held in the treasury of the Company. Section 4.2(a) of the Company Disclosure Schedule sets forth a true and complete summary of Company Options as of the Capitalization Date, including (to the extent applicable) the maximum number of Shares subject to such Company Options, the number of vested Shares under such Company Options, the exercise price (if any) for such Company Options and the particular Company Option Plan under which such Company Options were issued. From the Capitalization Date through the date of this Agreement, no options, warrants or other rights to purchase Shares have been issued or granted and no Shares have been issued, and the vesting schedule of any Company Option has not been changed from the vesting schedule for such Company Option set forth in Section 4.2(a) of the Company Disclosure Schedule, except pursuant to the terms of the applicable award agreements provided by the Company to Parent prior to the date hereof. All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except for the transactions contemplated by this Agreement (1) there is no share capital of the Company authorized, issued or outstanding, (2) there are no authorized or outstanding options, warrants, calls, preemptive, conversion, redemption, share appreciation, repurchase, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, in each case obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company of any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive, conversion, redemption, share appreciation, repurchase, subscription or other right, agreement, arrangement or commitment, and (3) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) All of the outstanding share capital of the Company’s wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Lien (as hereinafter defined) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (other than VIE and its Subsidiaries) has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) or any other limitation (except as may exist as a matter of Law). All of the outstanding share capital of VIE and each of its Subsidiaries has been duly authorized, and validly issued, and is fully paid and nonassessable and, except as disclosed in Section 4.2(b) of the Company Disclosure Schedule, owned by Mr. He Dang and Ms. Qingmei Bai, directly or indirectly, free and clear of any Lien, except for the equity pledge described in the Equity Pledge Agreements.

(c) Each Company Option (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Option Plans, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (iii) has a grant date identical to the date on which the Company Board or the Compensation Committee of the Company Board actually awarded such Company Option.

Section 4.3. Authority Relative to This Agreement.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform this Agreement, the Cayman Plan of Merger and to consummate the transactions contemplated hereby and thereby, including the Merger, subject only to authorization and approval of this Agreement, the Cayman Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, including the Merger, by the Required Company Vote. The Company Board, acting upon the unanimous recommendation of the Independent Committee, has (i) by resolution approved, and declared advisable, the Merger, this Agreement, the Cayman Plan of Merger, and the other transactions contemplated hereby and thereby, (ii) determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders, (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement and the Cayman Plan of Merger, (iv) taken all such actions as may be required to effect the Merger and the other transactions contemplated hereby and by the Cayman Plan of Merger. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Cayman Plan of Merger or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Merger, the Required Company Vote (as hereinafter defined). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the Cayman Plan of Merger be submitted to the shareholders of the Company for their authorization and approval at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the transactions contemplated hereby, including the Merger, is the affirmative vote of shareholders representing two-thirds or more of the voting power of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the “Required Company Vote”).

Section 4.4. SEC Reports; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all required forms, reports, statements, schedules and other documents required to be filed or furnished by it with the SEC since May 4, 2010 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each as in effect on the dates such forms, reports, statements, schedules and other documents were filed. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report, statement, schedule or other document with the SEC. As of their respective dates (or, to the extent amended or supplemented prior to the date hereof, as of the date of such amendment or supplement), the Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto and subject, in the case of the unaudited financial statements, to the absence of footnotes.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(d) The Company has established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15, as applicable, of the Exchange Act that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (including its Subsidiaries), (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(e) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated. To the Company’s knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) The Proxy Statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.5. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP, except for (a) liabilities or obligations reflected, accrued or reserved against in the Company’s consolidated balance sheets as of December 31, 2013 (the “Audit Date”) or in the notes thereto included in the Company SEC Reports filed with the SEC prior to the date hereof, (b) liabilities incurred pursuant to the transactions contemplated by this Agreement, (c) liabilities or obligations incurred since the Audit Date in the ordinary course of business consistent with past practices, and (d) liabilities that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6. Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, from the Audit Date to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a) any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Wholly Owned Subsidiary of the Company), or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof

(c) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice), or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Law;

(f) any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(g) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i) any agreement to do any of the foregoing.

Section 4.7. Consents and Approvals; No Violations; Secured Creditors.

(a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents, (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with any applicable Governmental Antitrust Entity, no filing with or notice to, and no permit, authorization, consent or approval of, any supranational, national, state, municipal or local court or tribunal or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution, delivery and performance by the Company of this Agreement and the Cayman Plan of Merger or the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement and the Cayman Plan of Merger by the Company do not, and the consummation by the Company of the transactions contemplated hereby, and thereby, including the Merger, will not constitute or result in (i) any conflict with or breach of any provision of the respective memorandum and articles of association (or similar governing documents) of the Company or any of its Subsidiaries, (ii) a conflict, violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Company Agreements”), or (iii) (assuming receipt of the Required Company Vote) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for conflicts, violations, breaches or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company does not have any secured creditors.

Section 4.8. Property.

(a) Section 4.8(a) of the Company Disclosure Schedule sets forth all of the real property owned in fee by the Company and its Subsidiaries (“Owned Real Property”) that is material to the business of the Company and its Subsidiaries. Each of the Company and its Subsidiaries has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Liens.

(b) Section 4.8(b) of the Company Disclosure Schedule sets forth all of the Leased Real Property. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other agreements (the “Real Property Leases”), in each case, that are material to the business of the Company and its Subsidiaries under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”). With respect to each Real Property Lease, (i) such Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (ii) is in full force and effect. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except Permitted Liens, and, to the Company’s knowledge, possession and quiet enjoyment of the Leased Real Property under such Real Property Lease by the Company or its applicable Subsidiary has not been disturbed and there are no disputes with respect to such Real Property Lease.

(c) As of the date of this Agreement, no party to any Real Property Leases has given written notice to the Company or any of its Subsidiaries of any claim, or made a written claim, against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d) The Owned Real Property identified in Section 4.8(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 4.8(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries.

(e) The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets that are material to the business of the Company and its Subsidiaries (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Liens.

Section 4.9. Legal Proceedings. As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation (“Action”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which (a) is, or if decided adversely against the Company would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (b) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise restrain, prevent, delay or impedes or, if decided adversely against the Company, would reasonably be expected to restrain, prevent, delay or impede, the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any outstanding order, writ, injunction, decree, settlement agreement or other similar written agreement (“Order”) with, or, to the Company’s knowledge, continuing investigation by, any Governmental Entity.

Section 4.10. Company Permits; Compliance with Applicable Laws.

(a) (i) The business of each of the Company and its Subsidiaries is, and since the Audit Date has been, conducted in compliance in all material respects with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses and the ownership, use, occupancy and operation of its assets and properties (the “Company Permits”), (iii) the Company and its Subsidiaries are in material compliance with the terms of the Company Permits, (iv) no such Company Permit shall cease to be effective as a result of the Merger or any other transactions contemplated hereby, (v) no suspension or cancellations of any such Company Permit is pending or, to the Company’s knowledge, threatened and no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the Company’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews in the trading in the securities of the Company related to the Merger, and (vi) each such Company Permit is valid and in full force and effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(b) Without limiting the generality of the above, all material permits, licenses, approvals, filings and registrations and other requisite formalities with Governmental Entities in the PRC that are required to be obtained or made in respect of any Subsidiary of the Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including but not limited to registrations with the Ministry of Commerce, State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable Laws of the PRC. Each Subsidiary of the Company that is organized in the PRC has complied, in all material respects, with all applicable Laws of the PRC regarding the contribution and payment of its registered capital.

(c) Each of the Company and its Subsidiaries that was incorporated outside of the PRC has complied in all material respects with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange) relating to overseas investment by PRC residents and citizens.

(d) The Company and its Subsidiaries have taken all reasonable steps to comply in all material respects with any applicable rules and regulations of the PRC Tax authority.

(e) None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary (each, a “Company Affiliate”) has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law, (ii) offered, paid, promised to pay, or authorized any payment or transfer of money or anything else of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (each, a “Government Official”) for the purpose of (1) influencing any act or decision of such Government Official in his official capacity, (2) inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person, (iii) taken any action or failed to take any action that, directly or indirectly, would otherwise constitute a violation by such persons of any other applicable anti-bribery or anti-corruption Law, or (iv) taking any action or failed to take any action that, directly or indirectly, would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any of its Subsidiaries, in order to induce such person to act against the interest of his or her employer or principal.

(f) To the Company’s knowledge, each holder or beneficial owner of Shares and/or Company Options who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the Company’s knowledge, any such holder or beneficial owner has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 4.11. Employee Benefit Plans.

(a) All benefit and compensation plans, agreements, or arrangements, whether written or oral, including, without limitation, plans and agreements to provide severance or fringe benefits (the “Company Benefit Plans”) covering Employees are listed in Section 4.11(a) of the Company Disclosure Schedule. True and complete copies of each Company Benefit Plan, including all amendments thereto, have been provided or made available to Parent and Merger Sub. Except as disclosed in Section 4.11(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan; and (ii) since the Audit Date there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise, (ii) increase any benefits otherwise payable under any of the Company Benefit Plans, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no Order outstanding or, to the Company’s knowledge, threatened, against the Company Benefit Plans. Each Company Benefit Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, in all materials respects. No circumstance, fact or event exists that could result in any material default under or violation of any Company Benefit Plan, and no Action is pending or threatened with respect to any Company Benefit Plan.

(d) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Shares to any Employees, consultants or directors of the Company after the date hereof.

(e) The fair market value of the assets of each funded Company Benefit Plan, the liability of each insurer for any Company Benefit Plan funded through insurance or the book reserve established for any Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan, and no transaction shall cause such assets or insurance obligations to be less than such benefit obligations.

Section 4.12. Labor Matters.

(a) There is no material controversy pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any of their respective employees. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining, trade union or works council agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of the Company any of its Subsidiaries. There is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its Subsidiaries.

(b) (i) There is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining, trade union or works council agreement or other labor union contract, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract, (iii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Entity or any current union representation questions involving employees of the Company or any of its Subsidiaries, (iv) the consent of, consultation of or the rendering of formal advice by any labor or trade union, works council, or any other employee representative body is not required for the Company to enter into this Agreement or to consummate the Merger or any of the transactions contemplated hereby, (v) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC relating to employment, termination, wages and hours, social security, collective bargaining and the payment and withholding of Taxes, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”), (vi) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Employees, and (vii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

Section 4.13. Environmental Matters.

(a) The operations of the Company and its Subsidiaries have been and are in material compliance with all applicable Laws, regulations or other legal requirements relating to the protection of natural resources, the environment and public and employee health and safety or pollution or the release or exposure to Hazardous Materials (“Environmental Laws”). The Company and each of its Subsidiaries have obtained and possess and are now and have been in compliance in all material respects with all permits, licenses and other authorizations necessary to operate the business as currently operated under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b) The Company and its Subsidiaries are not subject to any material outstanding written Orders or material contracts with any Governmental Entity or other person with respect to (i) Environmental Laws, (ii) Remedial Action, or (iii) any Release or threatened Release of a Hazardous Material.

(c) The Company and its Subsidiaries have not received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has any material contingent liability in connection with the Release of any Hazardous Material (whether on-site or off-site).

(e) As of the date of this Agreement, no judicial or administrative proceedings are pending or, to the Company’s knowledge, threatened against the Company and its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws.

Section 4.14. Taxes.

(a) Each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise required to be paid by the Company or a Subsidiary, have been timely paid.

(b) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements. No material deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Subsidiary. No material Liens for Taxes exist with respect to any asset of the Company or any Subsidiary, except for statutory liens for Tax not yet due.

(c) All amounts of Tax required to be paid or withheld by the Company and each of its Subsidiaries have been timely paid or withheld with respect to their employees, independent contractors, creditors and other third parties, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any Tax and there has been no request by a Governmental Entity to execute such a waiver or extension. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any request for, or threat of, such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any amount of Tax has been asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No claim has been made by a Governmental Entity in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.15. Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, as of the date hereof, none of the Company or its Subsidiaries is a party to nor are any of the Company’s or its Subsidiaries’ properties or assets bound by:

(i) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract granting a right of first refusal, first offer or first negotiation;

(iii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, strategic cooperation, limited liability company or similar arrangement;

(iv) any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of the Company or share capital or other equity interests of another Person for aggregate consideration in excess of RMB30,000,000 (by merger, purchase or sale of assets or stock or otherwise) entered into since the Audit Date or, if prior to that date, have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(v) any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB30,000,000;

(vi) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto;

(vii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets for aggregate consideration in excess of RMB30,000,000;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or other distributions with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) the issuance of a guaranty by the Company or any of its Subsidiaries;

(ix) any Contract (other than Contracts granting Company Options) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Merger where (A) such Contract requires any payment in excess of RMB30,000,000 to be made by the Company or any of its Subsidiaries, or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of RMB30,000,000;

(x) any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than RMB30,000,000 in any one year;

(xi) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(xii) any other contracts and agreements not made in the ordinary course of business, which are material to the Company and its Subsidiaries, taken as a whole, or the absence of which would have a Material Adverse Effect.

Each and all such Contracts described in clauses (i) through (xii) and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contracts”).

(b) Each of the Material Contracts constitutes the valid, legal and binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms subject to the Bankruptcy and Equity Exception and is in full force and effect. To the Company’s knowledge, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract, and (ii) the Company and its Subsidiaries have not received any claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.16. Insurance Matters. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has been denied any insurance coverage that is material to the Company and its Subsidiaries, taken as a whole, which it has sought or for which it has applied.

Section 4.17. Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use (in each case, free and clear of any Liens except Permitted Liens and nonexclusive licenses entered into in the ordinary course of business), all Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted. The Company and each Subsidiary of the Company has valid and enforceable rights to use all other Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted, free and clear of all Liens. All of the Intellectual Property described in this Section 4.17 shall be collectively referred to as the “Company Intellectual Property.”

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, on, or otherwise violate, the rights of any person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property; provided, that, this representation shall be subject to the knowledge of the Company with respect to Intellectual Property licensed by the Company and its Subsidiaries.

(c) No person is challenging or, to the Company’s knowledge, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Company Intellectual Property that is material to the business of the Company or its Subsidiaries; provided, that, this representation shall be subject to the knowledge of the Company with respect to Company Intellectual Property licensed by the Company and its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim (including assertion or claim that the Company or any of its Subsidiaries, or the business conducted by the Company or any of its Subsidiaries, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property), pending or not, nor, to the knowledge of the Company, any such assertion or claim is threatened to be made, with respect to any Company Intellectual Property. Neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any Person; provided, that, this representation shall be subject to the knowledge of the Company with respect to patent rights of any Person. To the knowledge of the Company, no third party is currently infringing, diluting or misappropriating any Company Intellectual Property in any material respect.

(e) No material Intellectual Property owned or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property; provided, that, this representation shall be subject to the knowledge of the Company with respect to Intellectual Property licensed by the Company and its Subsidiaries. There are no pending or, to the knowledge of the Company, threatened, Actions by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any Company Intellectual Property; provided, that, this representation shall be subject to the knowledge of the Company with respect to Company Intellectual Property licensed by the Company and its Subsidiaries. No loss or expiration of any Company Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms; provided, that, this representation shall be subject to the knowledge of the Company with respect to Company Intellectual Property licensed by the Company and its Subsidiaries.

(f) The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of the Company Intellectual Property. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

Section 4.18. PRC Subsidiaries.

(a) The constitutional documents and certificates and related contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(b) All filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including but not limited to the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations in all material respects.

(c) The registered capital of each of the VIEs has been fully contributed according to the payment schedule approved by the PRC Governmental Entities.

(d) No approvals are required to be obtained for the performance by the respective parties of their obligations and the transactions contemplated under the VIE Contracts other than those already obtained, except (i) if WFOE or any other party designated by WFOE decides to exercise the option granted under the Option Agreements (as amended and supplemented) to purchase the equity interests in any of the VIEs, such purchase shall be subject to prior approval by the PRC Ministry of Commerce or its local counterpart and be further subject to registrations with the relevant Government Entities and (ii) if there is any change to the shareholding percentage or registered capital of any of the VIEs, the pledges under the applicable Equity Pledge Agreements (as amended and supplemented) shall be subject to re-registration with the State Administration of Industry and Commerce or its local counterparts.

(e) The execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable PRC Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or judgment, order or decree of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(f) Each VIE Contract is, and all of the VIE Contracts taken as a whole are, legal, valid and admissible as evidence under PRC Laws. Each VIE Contract is in proper legal form under PRC Laws for the enforcement thereof against the parties thereto in the PRC.

(g) The ownership structure of each of the WFOE, VIEs and VIE’s shareholders as described in the Company SEC Reports complies with all applicable PRC Laws in all material respects, and does not violate, breach, or otherwise conflict with any applicable PRC Laws in any material respect.

(h) As of the date hereof, the Company has effective control of each of the VIEs and is the sole beneficiary of each of the VIEs and, to the Company’s knowledge, all shareholders of each of the VIEs are acting in good faith and in the best interests of the Company. As of the date of this Agreement, there have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Entity or any other party, pending or, to the Company’s knowledge, threatened against or affecting any of the Company, WFOE or any of the VIEs that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole; (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the Company SEC Reports; (iii) claim any ownership, share, equity or interest in WFOE or any of the VIEs, or claim any compensation for not being granted any ownership, share, equity or interest in WFOE or any of the VIEs; or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will violate any PRC Laws.

Section 4.19. Suppliers. The Company has not received, as of the date of this Agreement, any notice in writing from any of its ten largest suppliers (based on aggregate purchases during the fiscal year ended December 31, 2012) that any such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries and, to the Company’s knowledge, as of the date of this Agreement, no such supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

Section 4.20. Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

Section 4.21. Related Party Transactions. None of the directors or officers of the Company, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, or immediate family members of any of the foregoing Persons (i) has, directly or indirectly, an economic interest in any Person that (A) furnishes or sells services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business that directly competes with that of the Company or any of its Subsidiaries, (ii) has, directly or indirectly, an economic interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries any goods or services, (iii) has, directly or indirectly, a beneficial interest in any Contract listed in Section 4.15 of the Company Disclosure Schedule, (iv) has, directly or indirectly, any material contractual or other arrangement with the Company or any of its Subsidiaries (other than employment relationship or serving as a director), (v) received any payment or other benefit from the Company or any of its Subsidiaries (except for payments and benefits received in connection with such Person’s employment or serving as a director), or (vi) advanced or owed any material amount of money to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.

Section 4.22. Opinion of Financial Advisor. The Independent Committee has received the written opinion of China Renaissance Securities (Hong Kong) Limited (the “Company Financial Advisor”), dated May 16, 2014, to the effect that, as of such date, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration is fair to the holders of Shares (other than the Consortium Shares) from a financial point of view (a true and correct copy of which has been furnished to Parent, solely for informational purposes, by the Independent Committee), and such opinion has not been withdrawn or modified. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.23. Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, a true, correct and complete copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Affiliates.

Section 4.24. No Additional Representations. Except for the representations and warranties made by the Company in this ARTICLE IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this ARTICLE IV.

ARTICLE V

Representations and Warranties

of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1. Organization; Standing. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the Cayman Islands and has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to be duly organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company complete and correct copies of the memorandum and articles of association or other similar organizational documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than under the Financing Agreements and/or, if applicable, the Alternative Financing Agreements to which it is a party, those incident to its formation and capitalization and pursuant to this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Merger.

Section 5.2. Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists solely of 500,000,000 ordinary shares, par value US$0.0001 per share. As of the Capitalization Date, 1 ordinary share of Parent was issued and outstanding and was duly authorized, validly issued, fully paid and non-assessable. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.2(a) (with each reference to “Capitalization Date” replaced by “Effective Time”), at the Effective Time, (i) Mr. He Dang and his Affiliates (collectively, the “Founder Shareholders”) collectively will be the beneficial owners of 79.11% of the issued and outstanding share capital of Parent and (ii) the Equity Provider will be the beneficial owner of 20.89% of the issued and outstanding share capital of Parent. Exact equity ownership of Parent may be adjusted in accordance with funding required for fees and expenses in connection with the transactions contemplated hereby, any permitted assignment by the Founder Shareholders under the Rollover Agreement and by the Equity Provider under the Equity Commitment Letter or as a result of any Alternative Financing.

(b) As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 500,000,000 ordinary shares, par value US$0.0001 per share, of which 1 share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent, free and clear of any Lien, except pursuant to the Debt Financing and/or, if applicable, the Alternative Financing and except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Merger and the other transactions contemplated by this Agreement. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.3. Authority Relative to this Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Merger Sub has all necessary corporate power and authority to execute and deliver the Cayman Plan of Merger and to consummate the transactions contemplated thereby. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Cayman Plan of Merger or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”) and Parent, as the sole shareholder of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the Cayman Plan of Merger and the consummation of the transactions contemplated hereby by Parent and Merger Sub, as the case may be, and taken all corporate actions required to be taken by the Parent Board, the Merger Sub Board and by Parent as the sole shareholder of Merger Sub for the consummation of the transactions contemplated hereby.

Section 5.4. Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) the Rollover Agreement, (ii) an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from the Equity Provider, pursuant to which the Equity Provider has committed, subject to the terms and conditions therein, to purchase, or cause the purchase of, equity securities of Holdco up to the amount, in cash, set forth therein (the “Equity Financing”), and (ii) an executed facility agreement, dated as of the date hereof, between Merger Sub and Bank of China Limited, London Branch, as the original lender (the “Lender”) (including all schedules thereto) (the “Facility Agreement” and, together with the Equity Commitment Letter and the Rollover Agreement, the “Financing Agreements”) pursuant to which the Lender has agreed to provide a term loan to Merger Sub in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the Financing Agreements have not been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.4), and the obligations and commitments contained in the Financing Agreements have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (other than pursuant to amendments or modifications that are permitted by Section 6.4). Assuming (A) the Financing is funded in full in accordance with the Financing Agreements, (B) the accuracy of the representations and warranties set forth in Section 4.2(a), (C) compliance by the Company with its covenants set forth in Section 6.1(b), Section 6.1(c) and Section 6.4(f) and (D) the appraised value of any Dissenters Share is equal to or less than the Per Share Merger Consideration, the net proceeds of the Financing contemplated by the Financing Agreements will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration in accordance with Section 3.1(b), the aggregate amount of consideration payable in respect of Company Options in accordance with Section 3.2, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 3.6, and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses. As of the date hereof, each of the Financing Agreements, in the form so delivered (i) is in full force and effect and (ii) is a legal, valid and binding obligation of, as applicable, Parent or Merger Sub (subject to the Bankruptcy and Equity Exception) and, to Parent’s knowledge, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to Parent’s knowledge, any other parties thereto, under any of the Financing Agreements and which, in the case of the Facility Agreement, would permit the Lender to, in accordance with the terms and conditions thereof, not fund the full amount of the Debt Financing; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in ARTICLE IV. As of the date hereof, subject to the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Parent does not have any reason to believe that any of the conditions to funding the Financing (as set forth in the Financing Agreements) will not be satisfied at or prior to the Effective Time. The Financing Agreements contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms and conditions therein. As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) those as expressly set forth in the Financing Agreements, and (ii) any customary engagement letter(s) and non-disclosure agreement(s) that do not impact on the conditionality or amount of the Financing.

Section 5.5. Consents and Approvals; No Violations; Secured Creditors.

(a) Except for (i) compliance with the applicable requirements of, the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of a Schedule 13D and one or more amendments thereto (if necessary), (ii) compliance with the rules and regulations of The NASDAQ Global Market, (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, and (iv) consent or approval or filing with applicable Governmental Antitrust Entities, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement and Cayman Plan of Merger by Parent or Merger Sub, as the case may be, do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby and thereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) assuming all consents, approvals, authorizations and other actions described in Section 5.5(a), have been obtained or taken and all filings and obligations described in Section 5.5(a) have been made or satisfied, violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(c) Merger Sub does not have any secured creditors.

Section 5.6. Legal Proceedings. As of the date of this Agreement, there is no material suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened in writing against Parent or Merger Sub, other than any such suit, claim, action, proceeding or investigation that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

Section 5.7. Limited Guaranties. Concurrently with the execution of the Agreement, each Guarantor has delivered to the Company a duly executed Limited Guaranty. Each Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under its Limited Guaranty.

Section 5.8. Parent Ownership of Company Securities. As of the date of this Agreement, Parent, Merger Sub and the Guarantors do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, except for (a) the Consortium Shares, (b) the Company Options held by Mr. He Dang, and (c) Shares represented by 1,075,000 ADSs beneficially owned by Mr. He Dang and Ms. Dan Dina Liu.

Section 5.9. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their Affiliates.

Section 5.10. Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth in Section 8.1 and Section 8.2, or the waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement and the Cayman Plan of Merger, including the Equity Financing and the payment of the aggregate Merger Consideration, the aggregate amount of consideration payable in respect of Company Options in accordance with Section 3.2 and the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 3.6 (assuming the appraised value of each Dissenters Share, if any, is equal to or less than the Per Share Merger Consideration), amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the Cayman Plan of Merger and all related fees and expenses and (b) the accuracy of the representations and warranties of the Company set forth in ARTICLE IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any materiality or “Material Adverse Effect” qualification or exception), the Surviving Corporation will, immediately after the Effective Time and after the consummation of the transactions contemplated by this Agreement and the Cayman Plan of Merger, be able to pay its debts as they fall due as required by the Cayman Companies Law.

Section 5.11. Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Proxy Statement, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 5.12. Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of (i) the Consortium Agreement dated September 30, 2013 by and among the members of the Consortium, (ii) the Equity Commitment Letter and (iii) the Rollover Agreement (collectively, the “Buyer Group Contracts”). As of the date hereof, other than the Buyer Group Contracts and any other agreements or arrangements previously disclosed in a filing with the SEC, there are no side letters or other oral or written Contracts relating to the securities of the Company between two or more of the following Persons: any member of the Consortium, the Equity Provider, the Guarantors, and any of their respective Affiliates (collectively, “Buyer Group Parties”).

Section 5.13. Certain Arrangements. Except (A) the Buyer Group Contracts, or (B) as set forth in Article IV hereof, as of the date of this Agreement, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration on a per Share basis in connection with the Merger in any form or nature in an amount in excess of the Per Share Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to authorize and approve this Agreement, the Cayman Plan of Merger or the Merger or agreed to vote against any Superior Proposal.

Section 5.14. Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificates delivered pursuant to this Agreement).

Section 5.15. Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto; provided that, nothing contain in this Section 5.15 shall be deemed to limit the representations and warranties of the Company set forth in this Agreement or in any certificates delivered pursuant to this Agreement.

Section 5.16. No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE V, none of Parent, Merger Sub, or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives.

ARTICLE VI

Covenants Related to Conduct of Business

Section 6.1. Conduct of Business of the Company. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE IX, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use its reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees, preserve its relationships with key customers, suppliers and others having material business dealings with it, and comply in all material respects with applicable Law. Without limiting the generality of the foregoing, and except as required by applicable Law or as otherwise expressly provided in this Agreement or the Company Disclosure Schedule, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE IX, the Company will not and will not permit its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend its memorandum and articles of association (or other similar governing instrument);

(b) authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for (i) the issuance of Shares as required to be issued upon exercise or settlement of Company Options outstanding on the date of this Agreement, (ii) the withholding of Company securities to satisfy tax obligations with respect to Company Options, (iii) the acquisition by the Company of its securities in connection with forfeiture of Company Options, (iv) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or (v) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof;

(c) (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital (except for dividends paid by any Subsidiary to the Company or to any Wholly Owned Subsidiary and periodic dividends and other periodic distributions by Subsidiaries that are not Wholly Owned Subsidiaries in the ordinary and usual course of business consistent with past practice); (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof;

(d) place the Company or any of its Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among Wholly Owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness);

(e) (i) (A) incur or assume any new long-term or short-term interest-bearing debt or borrowings, or issue any new debt securities or (B) modify or renew any existing long-term or short-term interest-bearing debt or borrowings or debt securities, in each case, except for debt or borrowings or debt securities (X) that are incurred, assumed, modified or renewed, as the case may be, in the ordinary and usual course of business consistent with past practice and (Y) the aggregate amount of which (in the case of (B) only with respect to the amount in excess of the existing debt or borrowings or debt securities, if any) does not exceed RMB30,000,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly Owned Subsidiaries of the Company) except (A) pursuant to Contracts in effect as of the date hereof which have either been filed as exhibits to the Company SEC Reports or identified in Section 6.1(e)(iii) of the Company Disclosure Schedule or (B) for loans, advances, capital contributions or investments in an amount not to exceed RMB30,000,000 in the aggregate; (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, having a value in excess of RMB30,000,000 or create or suffer to exist any material Lien thereupon other than Permitted Liens;

(f) except as may be required by Law or pursuant to any Contract in existence on the date of execution of this Agreement, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee with the title of vice president or above in any manner, or (except as required under agreements existing on the date hereof) increase in any manner the compensation or fringe benefits of any director, officer or employee who do not have the title of vice president or above other than in the ordinary course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

(g) acquire, sell, lease or dispose of any assets, in each case, other than (i) in the ordinary and usual course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary and usual course of business), or (ii) any assets with a value or purchase price (including the value of assumed liabilities) not in excess of RMB30,000,000 in any transaction or related series of transactions;

(h) except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles or practices used by it, which materially affects the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries;

(i) (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case for consideration in excess of RMB30,000,000, or (ii) authorize any new capital expenditure or expenditures except (A) as specifically budgeted in the Company’s current plan approved by the Company Board that was made available to Parent which, individually, does not exceed RMB5,000,000 or, in the aggregate, does not exceed RMB30,000,000, or (B) if such expenditures are necessary to maintain existing assets in good repair, consistent with past practice;

(j) make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(k) subject to Section 7.12, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations in the ordinary and usual course of business consistent with past practice;

(l) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(m) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(n) (i) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract, (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated by this Agreement, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract, except, in respect of clauses (i), (ii)(A) and (iii) only, in the ordinary course of business and consistent with the Company’s past practice;

(o) enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ businesses that are conducted as of the date of this Agreement;

(p) create any new Subsidiaries;

(q) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or any rules and regulations promulgated thereunder;

(r) (i) breach any covenants set forth in the Facility Agreement (whether financial or otherwise) (or any Alternative Financing Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable), (ii) take any action, or omit to take any action, that would result in a breach of any of the representations and warranties with respect to the Company and its Subsidiaries as set forth in the Facility Agreement (or any Alternative Financing Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable), or (iii) take any other action, or omit to take any other action, which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable); in each of the cases of (i), (ii) and (iii), as if the Company and its Subsidiaries were subject to the provisions of the Facility Agreement (or any Alternative Financing Agreement, if applicable) as of the date hereof; provided that, any action or inaction by the Company or its Subsidiaries that would otherwise be a breach of this Section 6.1(r) shall be deemed not to be a breach if it is curable and fully cured in accordance with the terms of the Facility Agreement (or any Alternative Financing Agreement, if applicable);

(s) change the vesting dates of any Company Option from the vesting date for the Company Options set forth in Section 4.2(a) of the Company Disclosure Schedule; or

(t) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 6.1(a) through Section 6.1(s).

Section 6.2. Conduct of Business of Parent and Merger Sub. Subject to the conditions of this Agreement and the rights of Parent hereunder, from the date of this Agreement to the Effective Time, neither Parent nor Merger Sub will, without the prior written consent of the Company, take any action or fail to take any action that would reasonably be expected to (a) result in any of the conditions to effect the Merger becoming incapable of being satisfied or (b) individually or in the aggregate, prevent or delay in any material respect the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.3. Access to Information.

(a) Subject to applicable Laws, between the date hereof and the Effective Time, upon reasonable advance notice from Parent, the Company will use reasonable efforts to give Parent and Merger Sub and their authorized representatives (including counsel, financial advisors and auditors) reasonable access (so long as such access does not unreasonably interfere with the operation of the Company or its Subsidiaries) during normal business hours to its employees, officers, agents, contracts and properties and to all books and records of the Company and its Subsidiaries, will use reasonable efforts to permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require and will cause the Company’s officers and those of its Subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may from time to time reasonably request; provided that no investigation pursuant to this Section 6.3 shall affect or be deemed to modify any of the representations or warranties made by the Company. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that access to such books, records, documents or other information would violate the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

(b) Between the date hereof and the Effective Time, the Company shall furnish to Parent, (i) concurrently with the delivery thereof to management, such monthly management reports and data as are regularly prepared for distribution to Company management and (ii) promptly, such financial statements as are prepared for the Company’s SEC filings.

(c) Each of Parent and Merger Sub will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and the members of the Consortium dated October 14, 2013 (the “Confidentiality Agreement”).

Section 6.4. Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Financing Agreements and cause the Equity Provider to fund the Equity Financing at the Effective Time. Each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Financing Agreements until the consummation of the Merger; and (ii) satisfy on a timely basis all conditions to the funding of the Financing (as set forth in the Financing Agreements) that are within its control. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Agreements, Parent and Merger Sub shall use their respective reasonable best efforts to amend or modify any of the Financing Agreements, and/or arrange and obtain as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”); provided that an Alternative Financing for the Debt Financing shall be on terms not materially less favorable in the aggregate to Parent and Merger Sub (as determined in the reasonable judgment of Parent) than those set forth in the Facility Agreement as in effect on the date of this Agreement, so long as the aggregate proceeds of the Financing and, if applicable, the Alternative Financing are sufficient to pay such amounts as are required to consummate the transactions contemplated by this Agreement upon the terms and conditions herein; provided, that, notwithstanding anything to the contrary in this Section 6.4 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required by the terms and conditions of the Financing Agreements or, if applicable, the Alternative Financing Agreements to amend or waive any of the terms or conditions hereof. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources shall have committed to provide the Alternative Financing (the “Alternative Financing Agreements”) as promptly as practicable after execution.

(b) To the extent the Alternative Financing has been arranged, and subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Alternative Financing Agreements until the consummation of the Merger; and (ii) satisfy on a timely basis all conditions to the funding of the Alternative Financing (as set forth in the Alternative Financing Agreements) that are within its control.

(c) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any termination, release, amendment or modification to be made to, or any waiver of, any provision under the Financing Agreements or, if applicable, the Alternative Financing Agreements if such termination, release, amendment, modification or waiver (1) results in the aggregate proceeds of the Financing and, if applicable, the Alternative Financing being insufficient to pay such amounts as are required to consummate the transactions contemplated by this Agreement upon the terms and conditions herein, or (2) imposes new or additional conditions, or otherwise expands, amends or modifies any of the conditions, to the funding of the Financing (as set forth in the Financing Agreements) or, if applicable, the Alternative Financing (as set forth in the Alternative Financing Agreements), or otherwise expands, amends or modifies any other provisions of the Financing Agreements or, if applicable, the Alternative Financing Agreements, in each case in a manner that would reasonably be expected to materially (x) delay or prevent or make less likely the funding of the Financing or, if applicable, the Alternative Financing at or prior to the Effective Time; or (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Agreements and, if applicable, the Alternative Financing Agreements. Parent shall give the Company notice promptly upon becoming aware of any material breach of the Financing Agreements and, if applicable, the Alternative Financing Agreements, that would reasonably be expected to result in the termination of any Financing Agreement. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of Parent’s efforts to arrange any Alternative Financing.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.4 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing or, if applicable, the Alternative Financing to enforce its rights under the Financing Agreements or, if applicable, the Alternative Financing Agreements or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Corporation (or any of their Affiliates) than, those contemplated by the Financing Agreements or, if applicable, the Alternative Financing Agreements (whether to secure waiver of any conditions contained therein or otherwise).

(e) Prior to the Effective Time, the Company shall provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to provide, and shall cause its Representatives, including legal and accounting advisors, to provide all cooperation reasonably requested by Parent or its Representatives in connection with the arrangement of the Financing, and, if applicable, the Alternative Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include, at the request of the Equity Provider, the Debt Financing sources and/or the Alternative Financing sources, (i) delivering such officer’s and other certificates as reasonably required by the Equity Provider, the Debt Financing sources and/or the Alternative Financing sources and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into any agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company’s or its Wholly Owned Subsidiaries’ assets, and other documentation in connection with the Financing and/or the Alternative Financing, in each case on terms reasonably satisfactory to Parent, (iii) on a confidential basis, providing Parent and its financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Wholly Owned Subsidiaries as reasonably required by Parent, the Equity Provider, the Debt Financing sources, or any Alternative Financing sources in connection with the Financing and, if applicable, the Alternative Financing, (iv) making the Company’s executive officers and other senior employees reasonably available to assist the Equity Provider, the Debt Financing sources or the Alternative Financing sources in connection with providing the Financing and/or the Alternative Financing (including, without limitation, by participating in meetings, presentations and due diligence sessions and assisting in the preparation of documents and materials reasonably required in connection with the Financing and/or the Alternative Financing), (v) using its reasonable best efforts to cause its independent accountants to cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the Equity Provider, the Debt Financing sources or the Alternative Financing sources may reasonably request for use in connection with the Financing and/or the Alternative Financing, and (vi) taking all reasonable corporate actions, subject to the last sentence of Section 6.4(f), to permit consummation of the Financing and/or the Alternative Financing, including but not limited to the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof to be made available at the Closing for purposes of consummating the transactions contemplated by this Agreement; provided, that, in each case, (A) the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing or, if applicable, the Alternative Financing prior to the Effective Time, and (B) no credit support in connection with the Financing or the Alternative Financing will be provided by the Company or any of its Subsidiaries and no new indebtedness of the Company or any of its Subsidiaries, nor any assets of the Company or any of its Subsidiaries, may be used in a manner that would subject it to actual or potential liability in connection with the Financing or the Alternative Financing prior to the Effective Time.

(f) Without limiting the generality of Section 6.4(e), the Company agrees to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that (A) the aggregate RMB balance standing to the credit of the Onshore Bank Designated Account is not less than the RMB equivalent of US$37,000,000 (determined using the exchange rate set forth in the Facility Agreement for calculating the RMB Deposit Amount (as defined in the Facility Agreement)) (such RMB balance, the “Debt Financing Required Onshore Balance”), and (B) the aggregate balance standing to the credit of the Offshore Bank Designated Account is not less than US$13,000,000 (the “Debt Financing Required Offshore Balance”). No later than two (2) Business Days prior to the Closing Date and at all times until the Effective Time, the Company shall (i) cause Charm Media to transfer and deposit the Debt Financing Required Onshore Balance in a specified account (the “Onshore Bank Designated Account”) held with an affiliate of the Lender as required by the Facility Agreement (or such other bank or financial institution approved by the Lender as notified by Parent) and standing to the credit of Charm Media, and (ii) deposit the Debt Financing Required Offshore Balance in a specified account denominated in U.S. Dollars (the “Offshore Bank Designated Account”) held with the Lender or one or more affiliates of the Lender as required by the Facility Agreement (or such other bank or financial institution approved by the Lender as notified by Parent) and standing to the credit of the Company. The Company shall produce promptly on request any supporting or other information reasonably requested by the Lender in respect of the Onshore Bank Designated Account and the Offshore Bank Designated Account.

(g) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.4 and shall reimburse the Company and its Subsidiaries for any and all losses suffered or incurred by any of them in connection with the arrangement of the Financing or, if applicable, the Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise for purposes of paying such amounts as are required to consummate the transactions contemplated by this Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing and/or the Alternate Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries.

ARTICLE VII

Additional Agreements

Section 7.1. Preparation of the Proxy Statement and Schedule 13E-3.

(a) As promptly as practicable after the execution of this Agreement, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. The Company shall provide Parent with a reasonable opportunity to review, comment on and approve (which approval shall not be unreasonably withheld, conditioned or delayed) the initial Proxy Statement and any amendment or supplement thereto prior to filing with the SEC and shall provide Parent with a copy of all such filings with the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3 received from the staff of the SEC. Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

Section 7.2. Competing Transactions.

(a) Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is thirty (30) days following the date of this Agreement (the “Solicitation Period End Date”), the Company, its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Independent Committee) to, directly or indirectly: (i) solicit, initiate and encourage any Acquisition Proposal from any third party, including by way of providing access to information pursuant to one or more executed confidentiality agreements in reasonable and customary form and in any event containing customary standstill provisions and other terms that are at least as stringent in all material respects as those contained in the Confidentiality Agreement in effect as of the date hereof (it being understood that such confidentiality agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) (each an “Acceptable Confidentiality Agreement”), provided that any material non-public information concerning the Company or its Subsidiaries provided to any third party given such access shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent as promptly as reasonably practicable after it is provided to such third party; and (ii) enter into, continue or otherwise engage or participate in any discussions or negotiations with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Acquisition Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions contemplated by this Section 7.2(a), except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information in the context of considering Acquisition Proposals prior to the date of this Agreement.

(b) Except as expressly permitted by this Section 7.2, the Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information) any inquiry or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) or any other effort or attempt that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Subsidiary to, any Person in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, or that requires the Company to abandon this Agreement or the Merger or enter into any letter of intent, Contract or commitment contemplating or otherwise relating to any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. Notwithstanding anything in the foregoing or Section 7.2(g) to the contrary, if, at any time following the date of this Agreement and prior to the time that, but not after, the Required Company Vote is obtained, the Company receives a written, bona fide proposal or offer with respect to a Competing Transaction from any Person that did not involve a breach by the Company (including by any of its Subsidiary or any of its or its Subsidiary’s Representatives) of this Section 7.2 (an “Acquisition Proposal”), and subject to compliance with this Section 7.2, (A) the Company and its Representatives may, acting under the direction of the Independent Committee, contact such Person solely for the purpose of clarifying the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as hereinafter defined), and (B) if the Independent Committee determines in good faith, after consultation with and based upon the advice of its financial advisor and outside legal counsel, that (x) such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, and (y) the failure to furnish information to, or enter into such discussions with, the Person who made such Acquisition Proposal or offer would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company’s Representatives may (1) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal, and (2) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (I) provide written notice to Parent of its intent to furnish information or enter into discussions with such Person at least three Business Days prior to taking any such action, (II) promptly following its execution, deliver to Parent a copy of the confidentiality agreement executed by the Company and such Person, and (III) promptly make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c) Except as set forth in Section 7.2(d), neither the Company Board nor any committee thereof (including the Independent Committee) shall (i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the recommendation to the shareholders of the Company to vote in favor of, and to authorize and approve, this Agreement, the Cayman Plan of Merger and the Merger (the “Company Recommendation”), (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction, (C) (x) fail to publicly recommend against any Competing Transaction, or (y) fail to publicly reaffirm the Company Recommendation, in each case of clauses (x) and (y), within two Business Days after Parent so requests in writing, (D) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement of such Competing Transaction, (E) fail to include the Company Recommendation in the Proxy Statement, (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Competing Transaction (other than any confidentiality agreement entered into in accordance with Section 7.2(a) or Section 7.2(b)), or (G) take any other action or make any other public statement that is inconsistent with the Company Recommendation (any action described in clauses (A) through (G), a “Change of Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary contained herein, at any time prior to the receipt of the Required Company Vote, if the Company has received an Acquisition Proposal that did not involve any breach of this Section 7.2, that is not withdrawn and that the Company Board (upon the recommendation of the Independent Committee) determines, in its good faith judgment (after having received the advice of its financial advisor and outside legal counsel) constitutes a Superior Proposal, the Company Board (upon the recommendation of the Independent Committee) may effect a Change of Recommendation or authorize the Company to terminate this Agreement pursuant to Section 9.3(c) to enter into an Alternative Acquisition Agreement; provided, that prior to taking any such action, (A) the Company Board (upon the recommendation of the Independent Committee) shall have determined in its good faith judgment (after having received the written advice of outside legal counsel experienced in the corporate Law of the Cayman Islands) that the failure to take such action would be reasonably expected to breach its fiduciary duties under applicable Law, (B) the Company shall have provided written notice to Parent (a “7.2 Notice”) advising Parent that the Company Board is prepared to effect a Change of Recommendation or authorize the Company to terminate this Agreement pursuant to Section 9.3(c) to enter into an Alternative Acquisition Agreement (as applicable), and specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, (C) the Company shall have negotiated, and shall have caused its Representatives to negotiate, during the five Business Day period following receipt by Parent of the 7.2 Notice (the “Notice Period”), with Parent and its Representatives in good faith (to the extent that Parent desires to negotiate), to make such adjustments in the terms and conditions of this Agreement so that the Competing Transaction that was determined to constitute a Superior Proposal ceases to constitute a Superior Proposal (provided, that any material amendment to the terms of such Competing Transaction during the Notice Period shall require a new 7.2 Notice from the Company with respect to the terms of such amended Competing Transaction and an additional Notice Period that satisfies this Section 7.2(d)), and (D) following the end of the Notice Period, the Company Board (upon the recommendation of the Independent Committee) shall have determined in its good faith judgment (after having received the advice of its financial advisor and outside legal counsel) that such Competing Transaction continues to constitute a Superior Proposal (taking into account all changes proposed by Parent).

(e) Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.4(b) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

(f) After the Solicitation Period End Date, the Company shall immediately (and in any event within 48 hours after the Company attains knowledge thereof) notify Parent, orally and in writing, after the receipt by the Company, any or its Subsidiaries or any of their respective Representatives of any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing Transaction or that could be expected to lead to an Acquisition Proposal, including any request for discussions or negotiations and any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries. Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and a description of such proposal, inquiry, offer or request, including the terms and conditions (if any) of any Acquisition Proposal, and the Company shall immediately (and in any event within 48 hours after receipt by the Company) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing. The Company agrees that it shall keep Parent informed, on a prompt basis (at least every Business Day), of the status and material details of (including discussions with respect to or amendments or proposed amendments to) (i) any such proposal, inquiry, offer or request and (ii) any information requested of or provided by the Company pursuant to Section 7.2(b). The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Company Board or Independent Committee at which the Company Board or Independent Committee is reasonably expected to consider any proposal, inquiry, offer or request with respect thereto (or any lesser advance notice otherwise provided to members of the Company Board or Independent Committee in respect of such meeting). The Company agrees that it shall simultaneously provide to Parent any non-public information concerning the Company that may be made available pursuant to Section 7.2(b) to any other Person in response to any such proposal, inquiry, offer or request (or any amendment thereto).

(g) The Company shall, and shall cause its Subsidiaries and any Representatives of the Company or any of its Subsidiaries to, immediately after the Solicitation Period End Date: (i) cease and cause to be terminated all ongoing activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal; (ii) deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Competing Transaction, effective on and from the date hereof, and take the necessary steps to promptly inform such Persons of the obligations undertaken by the Company in this Section 7.2; and (iii) promptly request each Person that has executed a confidentiality agreement (other than the Confidentiality Agreement) in connection with such Person’s consideration of any Competing Transaction to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

Section 7.3. Shareholders Meeting.

(a) The Company shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to cause an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) to be duly called and held for the purpose of obtaining the Required Company Vote as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement (and in any event such meeting shall be duly convened within two Business Days following such confirmation). Subject to Section 7.2, the Company Board shall (i) recommend approval and authorization of this Agreement, the Cayman Plan of Merger and the Merger by the Company’s shareholders and include the Company Recommendation in the Proxy Statement and (ii) take all reasonable and lawful actions to solicit proxies from its shareholders to obtain the Required Company Vote for such approval and authorization. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last 10 Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Required Company Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated pursuant to Section 9.3(c), the obligations of the Company under this Section 7.3 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or Competing Transaction or by any Change of Recommendation.

(b) No later than the 45th calendar day after the date on which the notice of the Company Shareholders Meeting is issued, the Company shall hold such Company Shareholders Meeting in accordance with its memorandum and articles of association; provided, however, for the avoidance of doubt, the Company Board may, after consultation with Parent, recommend an adjournment of the Company Shareholders Meeting for up to thirty calendar days (but in any event no later than the Termination Date) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting. Parent may request on one or more occasions that the Company seek to adjourn the Company Shareholders Meeting for up to thirty calendar days (but in any event no later than the Termination Date), (x) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) voting in favor of the authorization and approval of this Agreement, the Cayman Plan of Merger and the transactions contemplated hereby and thereby, including the Merger, to obtain the Required Company Vote, or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting, in which event the Company shall, in each case, recommend the Company Shareholders Meeting be adjourned in accordance with Parent’s request.

(c) As promptly as practicable, but in any event no later than two calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall establish a record date for purposes of determining shareholders entitled to notice of, attend and vote at the Company Shareholders Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. As promptly as practicable, but in any event no later than two calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall instruct the Depositary to (A) fix the record date established by the Company for the Company Shareholders Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

Section 7.4. Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws promptly to consummate the Merger and the other transactions contemplated by this Agreement, including preparing, executing and filing promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, to the extent applicable, each party hereto agrees to promptly provide to each relevant Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or, (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(b) In furtherance and not in limitation of the covenants of the parties contained in Section 7.4(a), each of Parent and the Company shall use its reasonable efforts to resolve such objections if any, as may be asserted any applicable Governmental Entity or other person with respect to the transactions contemplated hereby under any antitrust Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

Section 7.5. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 7.2, each of Parent and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other party (such approval not to be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, as determined by Parent or the Company, as the case may be.

Section 7.6. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will (and will cause its Subsidiaries to comply with their respective obligations to) indemnify and hold harmless (including any obligations to advance funds for expenses) each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the “Indemnified Parties”) against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect on the date hereof shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties. The Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.6 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions), but in any event, no such Claim shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) for the benefit of each Indemnified Party covering each Indemnified Party by the Company’s directors’ and officers’ liability insurance on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of 300 percent of the current annual premium paid by the Company for such insurance (the “Maximum Premium”). The Company may prior to the Effective Time at its option purchase, for an amount not to exceed the aggregate Maximum Premium for six years, a six year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company. If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.6(c) and Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.6.

(e) The provisions of this Section 7.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.6.

(f) The agreements and covenants contained in this Section 7.6 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.6 is not prior to or in substitution for any such claims under any such policies.

Section 7.7. Notification of Certain Matters. The Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied, (iv) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses, results of operations or prospects of it and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject, (v) any notice or other communication from any Governmental Entity in connection with the Merger, (vi) (x) any actions, suits, claims, investigations or other proceedings (or communications indicating that the same may be contemplated) commenced or threatened against the Company or any of its Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.9 or Section 4.13 or which relate to the consummation of the Merger, (y) any disputes, disagreements, claims or any legal proceedings of any nature, which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.18(h), or (z) any notice in writing received by the Company or any of its Subsidiaries which if received on or prior to the date of this Agreement, would have been required to have been disclosed pursuant Section 4.19, (vii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (viii) any event or occurrence that has, or would reasonably be expected to have, a Material Adverse Effect with respect to it; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.8. Fees and Expenses. Subject to Sections 6.4(e), 9.5(b) and 9.5(c), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Proxy Statement and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses incurred in connection with the printing and mailing of the Proxy Statement and Schedule 13E-3 and, to the extent applicable, filing fees with respect to Governmental Antitrust Entities shall be shared equally by Parent and the Company.

Section 7.9. Delisting of Stock. Parent shall use reasonable efforts to cause the ADSs of the Company to be de-listed from the NASDAQ Global Market and the Company de-registered under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.10. Anti-takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall use their respective reasonable efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.

Section 7.11. Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.12. Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.13. Merger Sub. Parent will take all reasonable actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 7.14. Actions Taken at Direction of CEO; Knowledge of CEO. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article V, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company after the date hereof at the direction of any officer or director of Parent without the approval or direction of the Company Board (acting with the concurrence of the Independent Committee) or the Independent Committee. Parent shall not have any right to (i) terminate this Agreement under Section 9.4 or (ii) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in ARTICLE IV to the extent the Parent has actual knowledge, as of the date of this Agreement, of such breach or inaccuracy.

Section 7.15. Amendment to Buyer Group Contracts. Parent and Merger Sub shall promptly notify the Company, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract; or (b) any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties with respect to any securities of the Company.

ARTICLE VIII

Conditions to Consummation of the Merger

Section 8.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a) This Agreement, the Cayman Plan of Merger and the transactions contemplated hereby, including the Merger, shall have been approved and authorized by the Required Company Vote at the Company Shareholders Meeting in accordance with applicable Law and the memorandum and articles of association of the Company;

(b) There shall not be in effect any Law of any Governmental Entity of competent jurisdiction, restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such Law; and

(c) All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (or an effect on Parent and its Subsidiaries that, were such effect applied to the Company and its Subsidiaries, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect).

Section 8.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent to the extent permitted by applicable Law:

(a) (i) The representations and warranties of the Company contained in Section 4.1(a), Section 4.3, Section 4.6(a), Section 4.7 and Section 4.23 shall be true and correct in all respects, (ii) the representations and warranties of the Company contained in Section 4.2 shall be true and correct in all respects (except for de minimis inaccuracies that do not, individually or in the aggregate, increase the aggregate amount required to be paid under Section 3.1(b), Section 3.2 and Section 3.6 (in the case of payments under Section 3.6, an amount equal to the number of Dissenters Shares multiplied by the Per Share Merger Consideration) by more than US$100,000), and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct (without regard to any “material”, “Material Adverse Effect” or words of similar import), in each case, as of the date of this Agreement, the Effective Time and the Closing Date, as though made on, or at, and as of such date or time, except, (x) in the case of clauses (i)-(iii) above, to the extent such representation or warranty is expressly made as of a specific date, in which case, such representation or warranty shall be true and correct as of such specific date only, and (y) in case of clause (iii), where the failure of such representations and warranties of the Company to be so true and correct has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an executive officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 8.2(a) and 8.2(b).

(d) Since the date of this Agreement, there shall not have been any fact, change, circumstance, development, condition, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) The Company shall have delivered to Parent and Merger Sub, copies of bank statements or alternatively, other written evidence, in form and substance reasonably satisfactory to Parent, showing that, as of the Closing Date, (i) the aggregate RMB amounts standing to the credit of the Onshore Bank Designated Account is not less than the Debt Financing Required Onshore Balance, and (ii) the aggregate amounts standing to the credit of the Offshore Bank Designated Account is not less than the Debt Financing Required Offshore Balance, which written evidence shall be certified as of the Closing Date as true and correct by the chief financial officer of the Company.

(f) The Shares held by Persons who have validly served a written objection under Section 238(2) of the Cayman Companies Law shall represent no more than 10% of the voting power of the outstanding Shares.

(g) The Company shall have delivered to Parent, on a date that is no less than three (3) Business Days prior to the Closing Date, a copy of the minutes of the Company Shareholders Meeting containing the shareholder resolution approving the Merger.

Section 8.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” set forth therein), in each case, as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time, except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Merger.

(b) Each of Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) Each of Parent and Merger Sub shall have delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 8.3(a) and 8.3(b).

ARTICLE IX

Termination; Amendment; Waiver

Section 9.1. Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote, by mutual written consent of Parent and the Company (in the case of the Company, acting with approval of the Company Board upon the recommendation of the Independent Committee).

Section 9.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by the date falling six (6) months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;

(b) the Company Shareholders Meeting shall have occurred and the Required Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Law or injunction having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to a party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 9.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a) the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 8.2(a) or 8.2(b) not being satisfied;

(b) (i) all of the conditions set forth in Section 8.1 and 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 8.3, and (iii) the Merger shall not have been consummated within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.3; or

(c) prior to the receipt of the Required Company Vote, (i) the Company Board (upon recommendation of the Independent Committee), has authorized the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 7.2(d), and (ii) the Company has concurrently with the termination of this Agreement entered into, or immediately after termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.3(c) unless the Company has complied in all respects with the requirements of Section 7.2 and Section 9.5(c).

Section 9.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.4(a) and the basis for such termination (or, if earlier, the Termination Date), or (ii) the Company shall have breached in any material respect its obligations under Section 7.2, which breach (A) would give rise to the failure of a condition set forth in Section 8.2(b) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) five calendar days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 8.3(a) or Section 8.3(b) not being satisfied; or

(b) (i) the Company Board or any committee thereof (including the Independent Committee) shall have effected a Change of Recommendation; (ii) the Company Board or any committee thereof (including the Independent Committee) shall have approved, recommended, or otherwise declared advisable or proposed to approve, recommend or declare advisable (publicly or otherwise) any Acquisition Proposal or Competing Transaction; (iii) the Company shall have entered into an Alternative Acquisition Agreement; (iv) the Company or the Company Board (or any committee thereof, including the Independent Committee) shall have publicly announced its intention to do any of the foregoing; or (v) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or failed to hold the Company Shareholders Meeting pursuant to Section 7.3.

Section 9.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE IX, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its Representatives); provided, however, that (i) this Section 9.5, Section 6.3(c), Section 6.4(e), Section 7.8 and ARTICLE X and the Limited Guaranties (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, (ii) no such termination shall relieve any party hereto of any liability or damages resulting from (A) any willful breach of any representations or warranties contained in this Agreement prior to such termination or (B) any breach of any covenant or agreement contained in this Agreement prior to such termination, and (iii) nothing shall relieve any party from liability for fraud.

(b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.4(a) or Section 9.4(b), or (ii) this Agreement is terminated by the Company pursuant to Section 9.3(c), then the Company shall (x) pay Parent or its designee a termination fee (the “Termination Fee”) of $2,900,000 (and the applicable Termination Fee shall be paid in same-day funds (1) within two Business Days after such termination in the case of a termination referred to in Section 9.5(b)(i), or (2) contemporaneously, and as a condition of such termination, in the case of a termination referred to in Section 9.5(b)(ii)), and (y) pay Parent in same-day funds, as promptly as possible (but in any event within two Business Days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates (other than the Company or any of its Subsidiaries) in connection with the transactions contemplated by this Agreement, including the Financing and/or the Alternative Financing; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Termination Fee and reimbursement of any applicable Expenses pursuant to this Section 9.5(b), the receipt of the Termination Fee together with such Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise); provided, however, that nothing in this Section 9.5(b) shall limit the rights of Parent and Merger Sub under Section 10.8. For the avoidance of doubt, subject to Section 10.8, in the event Parent or its designee shall receive payment from the Company of the Termination Fee and the Expenses referred to in this Section 9.5(b), the receipt of such Termination Fee and Expenses shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred by Parent, Merger Sub or any other Person as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise), and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with any such loss or damage.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 9.3(a) or Section 9.3(b), then Parent shall (x) pay, or cause to be paid, to the Company or its designee a termination fee of $2,900,000 (the “Parent Termination Fee”) in same-day funds, within two Business Days after such termination and (y) pay, or cause to be paid, to the Company in same-day funds, as promptly as possible (but in any event within two Business Days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its Affiliates (other than Parent, Merger Sub or any members of the Consortium) in connection with the transactions contemplated by this Agreement; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that the Company or its designee shall receive full payment of the Parent Termination Fee and the Expenses reimbursement payment pursuant to this Section 9.5(c), the receipt of the Parent Termination Fee together with such Expenses and Expenses under Section 6.4(e) shall be the sole and exclusive remedy of the Company and any Company Related Party, and shall deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Subsidiaries or any other Person arising out of or in connection with this Agreement, the Financing Agreements and the Alternative Financing Agreements (if applicable), any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Company, any Company Related Party or any other Person shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of or in connection with this Agreement, the Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination. For the avoidance of doubt, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee and the Expenses referred to in this Section 9.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Agreements and the Alternative Financing Agreements (if applicable), any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Agreements and the Alternative Financing Agreements (if applicable), any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement or against the Guarantors under their respective Limited Guaranties).

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 9.5 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) that, without these agreements, the other parties would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, Parent or the Company, as the base may be, commences a suit which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for amounts set forth in this Section 9.5, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including attorneys’ fees and expenses) in connection with such suit.

Section 9.6. Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Required Company Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 9.7. Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

Miscellaneous

Section 10.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this ARTICLE X, the agreements of the Company, Parent and Merger Sub contained in ARTICLE III and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

Section 10.2. Entire Agreement; Assignment.

(a) This Agreement (including the Company Disclosure Schedule and other exhibits and annexes thereto), together with the Limited Guaranties and the Confidentiality Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that (i) Parent and Merger Sub may assign all or any of their respective rights and benefits hereunder to the Debt Financing sources and/or the Alternative Financing sources pursuant to the terms of the Facility Agreement and/or the Alternative Financing Agreements (to the extent necessary for purposes of creating a security interest in Parent’s or Merger Sub’s rights and benefits hereunder, or otherwise assigning Parent’s or Merger Sub’s rights and benefits hereunder as collateral) and (ii) prior to the Effective Time, Merger Sub may assign, in its sole discretion, all (but not less than all) of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.3. Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a party at the following address for such party:

if to Parent or to Merger Sub, to:

c/o Codan Trust Company (Cayman) Limited

Cricket Square, PO Box 2681

Grand Cayman, KY1-1111

Cayman Islands

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett

ICBC Tower, 35th Floor

3 Garden Road, Central

Hong Kong

Attention: Chris Lin

Facsimile: + (852) 2514 7600

and

Conyers Dill & Pearman

2901 One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: David Lamb

Facsimile: + (852) 2845 9268

and

Weil, Gotshal & Manges LLP

38th Floor, Tower 2, Plaza 66

1366 Nan Jing Road West

Shanghai, PRC, 200040

Attention: Anthony Wang

if to the Company, to:

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, PRC

Attention: Zhan Wang

Facsimile: + (8610) 8556 2600

with a copy to (which shall not constitute notice):

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Attention: Jerome J. Ku, Esq.

Facsimile: + (8610) 5680 3889

and

Maples and Calder

53rd Floor, The Center,

99 Queen’s Road Central, Hong Kong

Attention: Greg Knowles

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 P.M. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.4. Governing Law and Venue.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Dispute, such Dispute shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that serving of process or other papers in connection with any such Dispute in any manner permitted by Section 10.3 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Dispute arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Dispute with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 10.4(b), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Dispute in such court is brought in an inconvenient forum, (B) the venue of such Dispute is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4.

Section 10.5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.6. No Third Party Beneficiaries. Except as expressly set forth in Section 7.6, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the Company Related Parties and the Parent Related Parties shall be express third party beneficiaries of the last three sentences of Section 9.5(b) and the last three sentences of Section 9.5(c), respectively, and may rely upon and enforce such provision against Parent and Merger Sub (in the case of Section 9.5(b)) or against the Company (in the case of Section 9.5(c)) (but shall not hereby assume any liability under this Agreement or in connection with the transactions contemplated hereby). Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

Section 10.7. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.8. Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Company. Subject to the preceding sentence, prior to the termination of this Agreement pursuant to Section 9.1, Section 9.2, Section 9.3 or Section 9.4, it is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding anything herein to the contrary, (i) while Parent and Merger Sub may pursue both a grant of specific performance and the payment of the Termination Fee and Expenses referred to in Section 9.5(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of the Termination Fee and Expenses referred to in Section 9.5(b), and (ii) the Company shall not pursue or be entitled to a grant of specific performance under this Agreement.

Section 10.9. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.10. Interpretation.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ENGADIN PARENT LIMITED

By:
Name:
Title:

ENGADIN MERGER LIMITED

By:
Name:
Title:

CHARM COMMUNICATIONS INC.

By:
Name:
Title:

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—].

BETWEEN

(1)	ENGADIN MERGER LIMITED, an exempted company incorporated under the laws of the Cayman Islands on 17 April 2014, with its registered office situate at Cricket Square, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub”); and

(2)	CHARM COMMUNICATIONS INC. an exempted company with limited liability incorporated under the laws of the Cayman Islands on 25 January 2008, with its registered office situate at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“Charm” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Charm have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated [—] made between Parent, Merger Sub and Charm, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated an revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and Charm.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Charm Communications Inc.

REGISTERED OFFICE

3. The Surviving Company shall have its registered office at Cricket Square, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, Cayman Islands, Cayman Islands.

1

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value per share of which [—] have been issued.

5.	Immediately prior to the Effective Date the authorized share capital of Charm was US$20,500 divided into 122,500,000 Class A ordinary shares of US$0.0001 par value per share and 82,500,000 Class B ordinary shares of US$0.0001 par value per share of which [—] Class A ordinary shares and [—] Class B ordinary shares had been issued fully paid.

6.	On the Effective Date the authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value per share of which [—] shares shall be in issue credited as fully paid.

7.	On the Effective Date and in accordance with the terms and conditions of the Agreement:

(a)	Each Class A ordinary share, par value US$0.0001 per share and Class B ordinary share, par value US$0.0001 per share, of Charm, other than the Excluded Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)	Consortium Shares and any Shares that are beneficially owned by any direct or indirect wholly owned Subsidiary of the Company shall be cancelled for no consideration.

(c)	Dissenters Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenters Shares fail to exercise or withdraw their dissenting rights in which event they shall receive the Per Share Merger Consideration.

(d)	Each share of Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares; in each case as set out in the Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on [SPECIFY DATE] (the “Effective Date”).

PROPERTY

10.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Annex B to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[—]	[—]
[—]	[—]

SECURED CREDITORS

14.	(a) Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b) Charm has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of Merger Sub and Charm pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of Merger Sub and Charm pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

3

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of ENGADIN MERGER LIMITED:

[Name]
Director

For and on behalf of CHARM COMMUNICATIONS INC.:

[Name]
Director

4

ANNEX A

(the “Agreement”)

ANNEX B

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

2